UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Notice of Record Date for the Annual General Meeting of Shareholders

Under Article 16 of the Articles of Incorporation of Woori Financial Group Inc. (“Woori Financial Group”), December 31, 2023 will be the record date as of which Woori Financial Group will determine the shareholders entitled to exercise their voting rights at the annual general meeting of shareholders for the fiscal year 2023. December 31, 2023 will also be the record date for holders of Woori Financial Group’s American Depositary Shares (the “ADSs”).

ø Information regarding Record Date for the Year-end Dividends of the fiscal year 2023

On March 24, 2023 at the annual general meeting of shareholders, Woori Financial Group revised its Articles of Incorporation such that the record date of the year-end dividends is determined through the resolution of the Board of Directors.

Pursuant to the revised Articles of Incorporation, Woori Financial Group will announce the record date for the year-end dividends of the fiscal year 2023 after the relevant resolution is made by the Board of Directors. The resolution is expected to be made in or after February, 2024.

Please be advised that the year-end dividends for the fiscal year 2023 will not be paid to the shareholders as of December 31, 2023; but to the shareholders registered as of the date determined through the resolution of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: December 15, 2023	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President